Exhibit 16.1

October 16, 2007

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for HSW International, Inc. (the Company), we reported on the consolidated financial statements of the Company as of and for the year ended December 31, 2006. Our engagement was limited to the audit of the consolidated financial statements of HSW International, Inc. for the year ended December 31, 2006. We have read the Company’s statements included under Item 4.01 of its Amended Form 8-K dated October 18, 2006, and we agree with such statements, except that we are not in a position to agree or disagree with any of the statements made under Item 4.01(vi).

Very truly yours,

/s/ W. T. Uniack & Co. CPA’s P.C.